Direct Line: 212.859.8763 Fax: 212.859.4000 philip.richter@friedfrank.com

September 29, 2008

VIA EMAIL and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:          International Rectifier Corporation

Dear Ms. Kim,

On behalf of International Rectifier Corporation (the “Company” or “IRF”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letters to Oleg Khaykin and Timothy Bixler, each dated September 25, 2008 (the “Comment Letters”) that were not responded to in our letter, dated September 26, 2008.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Letter to Oleg Khaykin

1.                                      We note that the e-mail message to employees and the conference call were dated September 16, 2008 but these communications were filed on September 17, 2008.  We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material.  See Rule 14a-12.

Response:  The Company apologizes that these communications were not filed on September 16, 2008.  The Company intends to file all future written soliciting material on the day it is first published, sent or given to stockholders of the Company.  With respect to the September 16, 2008 e-mail message to employees, this message was sent to employees late in the day on September 16, at approximately 5:13 p.m. EDT, and we were unable to have it filed on September 16.  With respect to the September 16 conference call, we filed the transcript on a Form 8-K on September 16, but mistakenly did not include the transcript under Item 8.01 and did not check the 14a-12 soliciting material box on the cover of the Form 8-K.  When we realized this error, we refilled the transcript the next day as soliciting material under Rule 14a-12.

2.                                      Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Please note that the factual foundation must be reasonable.  In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements.  Refer to Rule 14a-9. For example, please provide support for the statements, or in the alternative, please make a revised filing to reflect the deletion of the cited statements:

•                  “We believe that Vishay’s latest unsolicited proposal continues to represent an opportunistic attempt by Vishay to capture value that belongs to our shareholders.”

•                  “...Vishay has chosen to deploy heavy-handed and disruptive tactics… continuing to assert meritless claims against the Company related to the PCS sale—all to pressure the Board and our stockholders to sell the Company at a bargain price.”

Response:  The following sets forth the support for each of the above statements.

“We believe that Vishay’s latest unsolicited proposal continues to represent an opportunistic attempt by Vishay to capture value that belongs to our shareholders.”

The Company believes the Vishay proposal is an opportunistic attempt to capture value that belongs to the Company’s shareholders for the following reasons:

•                  Vishay’s proposal was made on August 15, 2008, at a time when the Company’s share price was trading close to the lowest level at which the Company’s shares have traded over the past five (5) years.  As of the close of trading on August 14, 2008, the day before Vishay publicly announced its proposal, the closing price of the Company’s stock was $18.82.

•                  Vishay’s $23 proposal reflects significant discounts to historical trading ranges.  For example, the $23 proposal is approximately (i) 41.3% below the Company’s highest share price ($39.15 on August 22, 2007) during the past 52 weeks; (ii) 39.6% below the Company’s average volume weighted share price of $38.09 over the past five years; (iii) 33.6% below the Company’s average volume weighted share price of $34.63 over the past three years; and  (iv) 14.5% below the Company’s average volume weighted share price of $26.89 over the past year.

•                  The Company believes that Vishay’s proposal was timed to take advantage of the temporary valuation dislocation resulting from:

•                  The current trough in the semiconductor cycle;

•                  the fact that the Company only recently completed the restatement of its financial statements; and

•                  The market’s lack of visibility on the Company’s strategic roadmap and financial outlook.

•                  The Company believes that Vishay expressly timed its proposal to take advantage of the fact that the extraordinary market volatility and difficult credit markets allow it to avoid or substantially lessen competition for the Company from financial acquirors and other potential buyers.

•                  Over the past six (6) months, Vishay has also threatened to commence litigation against IRF in connection with Vishay’s acquisition of the Company’s PCS division in 2007.  Indeed, at the same time that Vishay delivered its initial proposal it delivered to the Company a letter threatening to seek to rescind the PCS transaction.

“...Vishay has chosen to deploy heavy-handed and disruptive tactics… continuing to assert meritless claims against the Company related to the PCS sale—all to pressure the Board and our stockholders to sell the Company at a bargain price.”

In a September 10, 2008 press release,  Vishay announced the following tactics in connection with its proposal to acquire all of the outstanding common stock of the Company for $23.00 per share: (i) the intention to shortly commence a tender offer to purchase all outstanding shares of the Company; (ii) the intention to nominate three candidates for election to the Company’s Board at the annual meeting; (iii) commencement of litigation against the Company’s directors  in Delaware Chancery Court regarding the Company’s annual meetings; and (iv) the intention to propose amendments to the Company’s Bylaws at the annual meeting.  The Company believes these are aggressive tactics that are intended to distract management from running the business.

Vishay has threatened to commence litigation against the Company in connection with its acquisition of the PCS division in 2007 for over six months but still has not commenced litigation.  Moreover, on August 15, 2008, Vishay delivered its proposal letter to the Company together with a letter reiterating its claims against the Company and alleging a new claim for the rescission of the PCS acquisition.  The delivery of both letters on the same day, coupled with management’s belief, based on significant investigation, that the claims Vishay set out related to the sale of the PCS business are meritless, leads the Company to believe that the PCS claims are an additional tactic to pressure the Board to sell the Company.

The Company acknowledges the Staff’s comment and will disclose the factual foundation for statements that impugn a person’s character, integrity or personal reputation or make charges of illegal, improper or immoral conduct or will provide the Staff with the reasonable basis used to support such statements.

Letter to Timothy Bixler

Schedule 14A

1.                                      In an appropriate location, please disclose the information required by Item 5(b)(1)(iii) of Schedule 14A.

Response:  The disclosure on page I-5 was revised in the definitive proxy statement filed on September 26, 2008 in accordance with the Staff’s comments.

Matters to be Considered, page 6

2.                                      Please revise to briefly describe the stockholder proposal.

Response:  The disclosure on the Notice of 2007 Annual Meeting of Stockholders and the disclosure on pages 1 and 6 was revised in the definitive proxy statement filed on September 26, 2008 in accordance with the Staff’s comment.

Closing Information

On behalf of each participant in the Company’s proxy solicitation or filing person, we hereby confirm to you the participant’s or filing person’s acknowledgement that:

•                  the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8763 if you have any comments or questions about this letter.

Very truly yours,

/s/ Philip Richter
Philip Richter

CC:	Timothy Bixler
Vice President, General Counsel and Secretary
International Rectifier Corporation